Exhibit 99.1

ODDITY TECH REPORTS RECORD FIRST QUARTER RESULTS, RAISES FULL YEAR OUTLOOK

•	First quarter net revenue of $268 million, up 27% year-over-year

•	First quarter adjusted EBITDA of $52 million

•	First quarter net income of $38 million and first quarter adjusted net income of $42 million

•	First quarter operating cash flow of $88 million and free cash flow of $87 million

NEW YORK, April 29, 2025 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the first quarter ended March 31, 2025.

“Our Q125 results exceeded our expectations across all metrics and allow us to raise our full year outlook. We delivered an outstanding result for our biggest quarter of the year, setting us up to overdeliver on our financial algorithm in 2025,” said Oran Holtzman, ODDITY co-founder and CEO. “The beauty industry continues to transform, as we said it would, with consumers moving online and towards high performance products, in our view. The structural changes in the industry, including the growth of online, are only strengthening as the store model is less suited for the current environment. It only makes our opportunity bigger.”

“Our early and aggressive investments in this transformation allow us to sustain a powerful financial model, to beat our guidance, and to once again raise our full year outlook as we have done in the past 8 quarters since our IPO,” Holtzman continued. “Our DNA, business model, and strong performance allow us to play full offense in times like today.”

ODDITY achieved a number of objectives during the first quarter, which include:

•	Exceeding financial guidance across all metrics for the first quarter ended March 31, 2025.

•	Double-digit revenue growth for both IL MAKIAGE and SpoiledChild.

•	Accelerating our international expansion.

•	Progressing Brand 3 towards a planned soft launch in the third quarter and formal launch in the fourth quarter of 2025.

•	Ongoing development and expansion of the ODDITY LABS molecule discovery platform.

•	Generating $87 million of free cash flow.

•	A strong balance sheet position including $257 million of cash, cash equivalents, and investments, with zero outstanding debt, as of March 31, 2025.

“We are pleased with our financial results for the first quarter, which beat our guidance across revenue, gross margin, adjusted EBITDA, and adjusted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “These excellent Q125 results, combined with a strong start to Q2, our sustained high repeat rates, the resilience of our category, and our agile business model allow us to continue investing in our growth while raising our full year outlook.”

First Quarter Fiscal 2025 Financial Highlights1:

Results for the first quarter ended March 31, 2025 are presented below in comparison to the same period in the prior year:

•	Net revenue was $268 million compared to $212 million in the first quarter of 2024, representing a 27% year-over-year increase.

•	Gross profit was $201 million compared to $156 million in the first quarter of 2024, representing a 29% year-over-year increase. Gross margin was 74.9%, increasing by 116 bps compared to gross margin of 73.8% in the first quarter of 2024.

1 Financial results have been rounded to the nearest million, unless indicated otherwise.

•	Net income was $38 million compared to $33 million in the first quarter of 2024. Net income margin was 14.1% compared to 15.6% in the first quarter of 2024.

•	Adjusted net income was $42 million compared to $38 million in the first quarter of 2024, representing a 9% year-over-year increase. Adjusted net income margin was 15.6% compared to 18.1% in the first quarter of 2024.

•	Adjusted EBITDA was $52 million compared to $48 million in the first quarter of 2024, representing a 9% year-over-year increase. Adjusted EBITDA margin was 19.5%, decreasing by 320 bps compared to adjusted EBITDA margin of 22.7% in the first quarter of 2024.

•	Diluted EPS were $0.63 for the first quarter of 2025 compared to $0.53 in the first quarter of 2024. Adjusted diluted EPS were $0.69 for the first quarter of 2025 compared to $0.61 in the first quarter of 2024.

•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $257 million, with no outstanding debt as of March 31, 2025.

The table below sets forth our actual results for the three months ended March 31, 2025 and the low and high end of our guidance range regarding our results for the first quarter of 2025 as issued on February 25, 2025.

	Three months ended March 31, 2025
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$268 million	$258 million	$262 million
Gross Margin	74.9%	72.0%	72.0%
Adjusted EBITDA	$52 million	$49 million	$50 million
Adjusted Diluted EPS	$0.69	$0.61	$0.63

Financial Outlook

ODDITY is raising its 2025 financial outlook across all metrics and now expects to deliver revenue growth ahead of its 20% long-term algorithm.

The 2025 outlook incorporates ODDITY’s current view of tariff and trade-related headwinds. While policy outcomes are in flux, based on the information ODDITY has today, these headwinds are expected to be manageable and largely offset by cost efficiencies. ODDITY believes the impact from tariff and trade-related headwinds in 2026 will be similarly manageable.

ODDITY is raising its guidance across all metrics for the full year ending December 31, 2025:

•	Net revenue between $790 million and $798 million, representing year-over-year growth between 22% and 23%.

•	Gross margin of approximately 71%.

•	Adjusted EBITDA between $157 million and $161 million.

•	Adjusted diluted EPS between $1.99 and $2.04. This assumes an effective tax rate of approximately 20%.

	Current FY2025 Outlook	Prior FY2025 Outlook
Net Revenue	$790-798 million	$776-785 million
Gross Margin	71%	70%
Adjusted EBITDA	$157-161million	$155-158 million
Adjusted Diluted EPS	$1.99-2.04	$1.94-1.98

ODDITY is providing the following guidance for the second quarter ending June 30, 2025:

•	Net revenue between $235 million and $239 million, representing year-over-year growth between 22% and 24%.

•	Gross margin of approximately 70.5%.

•	Adjusted EBITDA between $65 million and $68 million.

•	Adjusted diluted EPS between $0.85 and $0.89. This assumes an effective tax rate of approximately 20%.

Q2 2025 Outlook
Net Revenue	$235-239 million
Gross Margin	70.5%
Adjusted EBITDA	$65-68 million
Adjusted Diluted EPS	$0.85-0.89

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q1 2025 financial and business results and outlook is scheduled for tomorrow, April 30, 2025, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY First Quarter 2025 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13753125. An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the second quarter 2025 and the full year ending December 31, 2025. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 60 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended March 31,
	2025	2024

	(Unaudited)
Net revenue	$268,076	$211,628

Cost of revenue	67,228	55,522

Gross profit	200,848	156,106

Selling, general and administrative	158,183	117,125

Operating income	42,665	38,981

Financial income, net	(2,647)	(2,955)

Income before taxes on income	45,312	41,936

Taxes on income	7,481	8,953

Net income	$37,831	$32,983

Weighted-average number of shares - basic	56,003	57,393

Weighted-average number of shares - diluted	60,322	62,667

Basic earnings per share	$0.68	$0.57

Diluted earnings per share	$0.63	$0.53

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$136,860	$50,340
Short-term deposits	48,000	48,000
Marketable securities	1,799	1,880
Trade receivables	13,477	9,188
Inventories	96,256	99,810
Prepaid expenses and other current assets	18,852	14,151

Total current assets	315,244	223,369

LONG-TERM ASSETS:
Marketable securities	70,034	68,831
Property, plant and equipment, net	10,114	9,817
Deferred tax asset, net	9,279	8,786
Intangible assets, net	36,636	36,458
Goodwill	64,904	64,904
Operating lease right-of-use assets	24,762	23,567
Other assets	3,268	3,150

Total long-term assets	218,997	215,513

Total assets	$534,241	$438,882

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$120,772	$79,130
Other accounts payable and accrued expenses	41,422	38,566
Operating lease liabilities, current	7,322	7,106

Total current liabilities	169,516	124,802

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	16,352	15,604
Other long-term liabilities	18,637	16,172

Total liabilities	204,505	156,578

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	14	14
Class B Ordinary shares	3	3
Additional paid-in capital	86,315	76,912
Accumulated other comprehensive income	2,304	2,106
Retained earnings	241,100	203,269

Total shareholders' equity	329,736	282,304

Total liabilities and shareholders' equity	$534,241	$438,882

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2025	2024

	(Unaudited)
Cash flows from operating activities:
Net income	$37,831	$32,983
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,655	2,301
Share-based compensation	7,084	6,862
Accretion of discount of marketable securities	(183)	(768)
Deferred income taxes	(302)	(1,298)
Increase in trade receivables	(4,289)	(1,536)
Increase in prepaid expenses and other receivables	(4,631)	(5,085)
Decrease (increase) in inventories	3,554	(3,269)
Increase in trade payables	41,642	29,505
Increase in other accounts payable and accrued expenses and other long-term liabilities	4,903	19,622
Change in operating lease right-of-use assets	1,969	1,159
Change in operating lease liability	(2,049)	(1,143)
Other	152	314

Net cash provided by operating activities	88,336	79,647

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,002)	(655)
Capitalization of software development costs	(1,460)	(1,106)
Investment in marketable securities, net	(1,069)	(45,009)
Other investing activities	(430)	(329)

Net cash used in investing activities	(3,961)	(47,099)

Cash flows from financing activities:
Proceeds from exercise of options	1,931	6,431

Net cash provided by financing activities	1,931	6,431

Effect of exchange rate fluctuations on cash and cash equivalents	284	(127)

Net increase in cash, cash equivalents and restricted cash	86,590	38,852
Cash, cash equivalents and restricted cash at the beginning of the period	50,347	38,766

Cash, cash equivalents and restricted cash at the end of the period	$136,937	$77,618

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

	Three months ended March 31,
	2025	2024

	(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$37,831	$32,983
Financial income, net	(2,647)	(2,955)
Taxes on Income	7,481	8,953
Depreciation and amortization	2,655	2,301
Share-based compensation	7,084	6,862
Adjusted EBITDA	$52,404	$48,144

Reconciliation of Net Income and Adjusted Net Income
Net Income	$37,831	$32,983
Share-based compensation	7,084	6,862
Tax adjustments[1]	(3,106)	(1,465)
Adjusted Net Income	$41,809	$38,380

Diluted earnings per share	$0.63	$0.53
Adjusted diluted earnings per share	$0.69	$0.61

(1) Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items.

Reconciliation of net cash provided by operating activities to free cash flow

	Three Months Ended March 31,
	2025	2024

	(Unaudited)
Net operating cash flow	$88,336	$79,647
Purchase of property and equipment	(1,002)	(655)
Free cash flow	$87,334	$78,992

Cash, cash equivalents, and investments

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Cash and cash equivalents	$136,860	$50,340
Short-term deposits and restricted cash	48,077	48,007
Marketable securities	71,833	70,711
Total cash and investments	$256,770	$169,058

Net revenue by sales channel

	Three Months Ended March 31,
	2025	2024

	(Unaudited)
Online direct-to-consumer	$261,053	$203,575
Percent of net revenue	97%	96%

Other (Israel retail, marketing affiliates)	$7,023	$8,053
Percent of net revenue	3%	4%
Net Revenue	$268,076	$211,628

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e. ILMAKIAGE.com and SpoiledChild.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.